UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 3)

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

FISHER COMMUNICATIONS, INC.
(Name of Registrant as Specified in Its Charter)

FRONTFOUR MASTER FUND, LTD. EVENT DRIVEN PORTFOLIO FRONTFOUR CAPITAL GROUP, LLC DAVID A. LORBER MATTHEW GOLDFARB STEPHEN LOUKAS JOHN F. POWERS JOSEPH J. TROY
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED APRIL 8, 2011

FRONTFOUR MASTER FUND, LTD.

___________ ____, 2011

Dear Fellow Stockholder:

FrontFour Master Fund, Ltd. (“FrontFour”) and the other participants in this solicitation (collectively, the “FrontFour Group” or “we”) are the beneficial owners of an aggregate of 180,905 shares of common stock of Fisher Communications, Inc. (“Fisher” or the “Company”), representing approximately 2% of the Company’s outstanding shares.  For the reasons set forth in the attached Proxy Statement, we do not believe certain members of the Board of Directors of the Company are acting in the best interests of its stockholders.  We believe significant changes to the composition of the Board of Directors are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held at Fisher Plaza, 140 4th Avenue North, 5th Floor Studios, Seattle, Washington 98109, at 10:00 a.m., Pacific Time, on Wednesday, May 11, 2011, for the election of FrontFour’s slate of four (4) director nominees to Fisher’s Board of Directors in opposition to the Company’s nominees.  According to the Company’s proxy statement, other matters that will be voted on at the Annual Meeting include:

1.	The ratification of the appointment of PricewaterhouseCoopers LLP as Fisher’s independent registered public accounting firm for 2011;

2.	An advisory resolution on the Company’s executive compensation;

3.	An advisory vote on the frequency of future advisory votes on the Company’s executive compensation; and

4.	Any other business that may properly come before the Annual Meeting or any adjournment(s) of such meeting.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GREEN proxy card today.  The attached Proxy Statement and the enclosed GREEN proxy card are first being furnished to the stockholders on or about __________ ____, 2011.

We are seeking four (4) seats on the Company’s Board of Directors to ensure that the interests of the stockholders, the true owners of Fisher, are appropriately represented in the boardroom.  The Board is currently composed of nine (9) directors, with four (4) up for election at the Annual Meeting.  Through the attached Proxy Statement and GREEN proxy card, we are soliciting proxies to elect our four (4) director nominees.

If you have already voted a proxy card furnished by the Company’s management, you have every right to change your votes by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact D.F. King & Co., Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support,

/s/ David A. Lorber
David A. Lorber
FrontFour Master Fund, Ltd.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of FrontFour’s proxy materials, please call
D.F. King & Co., Inc. at the phone numbers listed below.

D.F. King & Co., Inc.

48 Wall Street

New York, NY  10005

Banks & Brokerage firms please call:  212-269-5550

Stockholders call toll-free:  800-659-6590

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED APRIL 8, 2011

ANNUAL MEETING OF STOCKHOLDERS
OF
FISHER COMMUNICATIONS, INC.
_________________________

PROXY STATEMENT
OF
FRONTFOUR MASTER FUND, LTD.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

This Proxy Statement and the enclosed GREEN proxy card are being furnished by FrontFour Master Fund, Ltd. (“FrontFour”), Event Driven Portfolio, FrontFour Capital Group, LLC, David A. Lorber, Matthew Goldfarb, Stephen Loukas, John F. Powers and Joseph J. Troy (collectively, the “FrontFour Group” or “we”).  We are writing to you in connection with the election of four director nominees to the board of directors (the “Board’) of Fisher Communications, Inc., a Washington corporation (“Fisher” or the “Company”) at the annual meeting of stockholders scheduled to be held at Fisher Plaza, 140 4th Avenue North, 5th Floor Studios, Seattle, Washington 98109, at 10:00 a.m., Pacific Time, on Wednesday, May 11, 2011, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).  This proxy statement (the “Proxy Statement”) and the enclosed GREEN proxy card are first being furnished to stockholders on or about _________ __, 2011.

This Proxy Statement and the enclosed GREEN proxy card are being furnished to stockholders of Fisher by FrontFour in connection with the solicitation of proxies from Fisher’s stockholders for the following:

1.	To elect FrontFour’s director nominees, Matthew Goldfarb, Stephen Loukas, John F. Powers and Joseph J. Troy (the “Nominees”) to serve as directors of Fisher, in opposition to the Company’s nominees;

2.	To ratify the appointment of PricewaterhouseCoopers LLP as Fisher’s independent registered public accounting firm for 2011;

3.	To consider an advisory resolution on the Company’s executive compensation (the “Say on Pay Proposal”);

4.	To conduct an advisory vote on the frequency of future advisory votes on the Company’s executive compensation (the “Say When on Pay Proposal”); and

5.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) of such meeting.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GREEN proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  Stockholders who return the GREEN proxy card will only be able to vote for FrontFour’s four Nominees.  See “Voting and Proxy Procedures” on page 22 for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  The participants in this solicitation intend to vote all of their Shares (as defined below) in favor of the Nominees and will not vote their shares in favor of any of the Company’s nominees.

Fisher has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as March 9, 2011 (the “Record Date”).  The mailing address of the principal executive offices of Fisher is 140 Fourth Ave. N, Suite 500, Seattle, Washington 98109.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to Fisher, as of the Record Date, there were 8,791,184 shares of common stock, $1.25 par value per share (the “Shares”) outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, FrontFour, along with all of the participants in this solicitation, was the beneficial owner of an aggregate of 180,905 Shares, which represents approximately 2.06% of the voting securities outstanding (based on the Company’s proxy statement).  The participants in this solicitation intend to vote such Shares (i) for the election of the Nominees; (ii) for the appointment of PricewaterhouseCoopers LLP as Fisher’s independent registered public accounting firm for 2011; (iii) in a manner consistent with the recommendation of Institutional Stockholder Services Inc. (“ISS”), a leading proxy advisory firm, with respect to the Say on Pay Proposal, (iii) for future advisory votes on executive compensation to be held every one year with respect to the Say When on Pay Proposal and (iv) for any additional proposals.

THIS SOLICITATION IS BEING MADE BY FRONTFOUR AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF FISHER.  FRONTFOUR IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH FRONTFOUR IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

FRONTFOUR URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY FISHER’S MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF FRONTFOUR’S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO FRONTFOUR, C/O D.F. KING & CO., INC. WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF FISHER, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

This Proxy Statement and GREEN proxy card are available at

[_____________________________]

IMPORTANT

Your vote is important, no matter how many or how few Shares you own.  We urge you to sign, date, and return the enclosed GREEN proxy card today to vote FOR the election of our Nominees.

•	If your Shares are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to FrontFour, c/o D.F. King & Co., Inc., in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to FrontFour.  Remember, you can vote for our four independent nominees only on our GREEN proxy card.  So please make certain that the latest dated proxy card you return is the GREEN proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

D.F. King & Co., Inc.
48 Wall Street
New York, NY  10005

Banks & Brokerage firms please call:  212-269-5550
Stockholders call toll-free:  800-659-6590

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	We made our first investment in Fisher in April 2007.

•
Beginning in or around April 2007, FrontFour engaged in private discussions with members of management to better understand Fisher’s strategy to create stockholder value. Shortly thereafter, FrontFour engaged in private discussions with certain members of management and the Board to express its absolute concern about Fisher’s operating performance, dilutive acquisitions, disparate group assets, discounted public market valuation, unwillingness to seek to monetize its non-core assets and its questionable corporate governance policies.

•
On June 24, 2008, FrontFour issued a public letter to the Board expressing, among other things, its disappointment by the Board’s apparent unwillingness to engage in discussions with a potential buyer, specifically the Board's rejection of an unsolicited indication of interest at a 35% to 40% premium, announced June 23, 2008.

•
David Lorber, a Co-Founder and Portfolio Manager of FrontFour Capital Group, LLC (“FrontFour Capital”), was elected to the Board at the Company’s 2009 annual meeting of stockholders (the “2009 Annual Meeting”) that was held on April 28, 2009.  Mr. Lorber was nominated by the Company for election at the 2009 Annual Meeting pursuant to an agreement between the Company and GAMCO Asset Management Inc., dated March 20, 2009.  Mr. Lorber is currently serving a term set to expire at the Company’s 2012 annual meeting of stockholders.

•
FrontFour submitted a stockholder proposal for consideration at the 2009 Annual Meeting seeking stockholder support to request that the Board take the necessary steps to declassify the Board (the “Declassification Proposal”).  In support of the Declassification Proposal, FrontFour stated that the annual election of all directors encourages board accountability to its stockholder constituents and its belief that a classified board protects the incumbency of a board of directors, which in turn dilutes the voice of stockholders and limits board accountability.  The Board recommended that stockholders vote against the Declassification Proposal.  Despite stockholders having approved the Declassification Proposal at the 2009 Annual Meeting, the Board ultimately decided not to enact the non-binding proposal.

•
One of FrontFour’s most serious concerns at Fisher is that the current Board has not given due consideration to acquisition overtures and other potential opportunities to maximize stockholder value.  In the past three years, the Board has turned down two acquisition offers at significant premiums to market without, seemingly, having as much as formed an independent special committee to evaluate such proposals. Most recently, on January 3, 2011, the Company rejected an offer by Huntingdon Real Estate Investment Trust (“Huntingdon”)1 to consummate a transaction valued at an 18% premium over Fisher's closing stock price on that day, and a 10% premium over Fisher's closing price on December 31, 2010, the last day of trading prior to the proposal being made public by Huntingdon.

•
On January 27, 2011, FrontFour delivered a public letter to the Board expressing its serious concern with the continued underperformance of the Company.  In the letter, FrontFour questioned the Board’s decision to repeatedly turn down acquisition offers at significant premiums to market without, seemingly, having fully and properly evaluated such proposals.  The letter further expressed FrontFour’s strong belief that the best means available to maximize stockholder value is by conducting a robust and impartial auction process aimed at maximizing the value of the Company’s assets.

1         FrontFour Capital is the largest stockholder of Huntingdon Real Estate Investment Trust.  Each of David Lorber, Stephen Loukas and Zachary R. George is a Managing Member of FrontFour Capital.  Mr. George is the President and Chief Executive Officer of Huntingdon.  Messrs. George and Lorber serve on the Board of Trustees of Huntingdon.  Apart from serving as a Partner and Portfolio Manager of Huntingdon’s largest stockholder, Mr. Loukas has no affiliation with Huntingdon.  In connection with the Huntingdon Offer, Mr. Lorber has recused himself from any Fisher Board deliberations and reports in connection with the Huntingdon Offer, and has also recused himself from any deliberations at Huntingdon that involve Fisher.

•	Also on January 27, 2011, FrontFour delivered a letter to the Company nominating Messrs. Goldfarb, Loukas, Powers and Troy for election as directors to the Board at the Annual Meeting.

•	On February 25, 2011, the Company announced the election of Anthony Cassara to the Board to fill the vacant seat formerly occupied by Deborah L. Bevier, who resigned from the Board in December 2010.

•
Subsequently, on March 8, 2011, the Company announced that announced that William W. Warren, Jr. has decided to retire from the Board and not stand for re-election when his term expires at the Annual Meeting. The Company had previously announced George F. Warren, Jr. would also be retiring from the Board as of the Annual Meeting. The Company stated it will not fill the seat he currently occupies and the size of Board will be reduced from ten directors to nine as of the Annual Meeting.

•
Counsel for the Company has informed counsel for FrontFour that the Company expects to nominate four directors, consisting of three Class III director candidates who will run for a three-year term and one Class I candidate who must run for a one-year term in order to make the classes as equal as possible.  In order to ensure that only three directors elected at the Annual Meeting will serve as Class III directors and one director elected at the Annual Meeting will serve as a Class I director, counsel for FrontFour and the Company have reached an understanding regarding the mechanics of the cumulative voting at the Annual Meeting.  Pursuant to the arrangement, the directors elected will be the four nominees that receive the highest number of “FOR” votes cast at the Annual Meeting (the “Elected Nominees”) by shareholders present, in person or by proxy, and entitled to vote. Three of the Elected Nominees will serve for a three-year term as Class III directors, and one will serve for a one-year term as a Class I director. If Anthony B. Cassara is among the four Elected Nominees, he will serve as a Class I director. If Mr. Cassara is not elected, the Elected Nominee receiving the fourth highest number of “FOR” votes will serve as a Class I director. For example, if Mr. Cassara is not an Elected Nominee and a FrontFour nominee is the Elected Nominee receiving the fewest number of “FOR” votes, then such FrontFour nominee will serve as a Class I director.  Therefore, the possibility exists that a director who was originally nominated as a Class III director will end up serving as a Class I director.

REASONS FOR OUR SOLICITATION

The FrontFour Group is soliciting your support to elect the Nominees at the Annual Meeting because we believe the majority of the Board is not acting, and will continue to not act, in your best interests with respect to the future direction of the Company.

As long-term stockholders, we have serious concerns with (i) the continued underperformance of the Company, (ii) the lack of scale at the Company and (iii) the Board’s failure to take proactive steps to maximize stockholder value.  In short, we have lost confidence in the ability of senior management to enhance value at Fisher and in the Board's ability, as currently composed, to hold management accountable for such prolonged poor performance.  In our view, senior management has been given ample time to create value for stockholders, yet has failed to do so. We believe that a significant change to the composition of the Board is required.  To this end, FrontFour has nominated a slate of leading executives, who are independent of management and who have a strong track record of creating value in their respective professions.

Our Nominees, if elected, are committed to promoting accountability at the senior management level of the Company and will work with the other members of the Board for the stockholders to unlock value at Fisher.  Our Nominees are also committed to a course of action that will fully and faithfully explore strategic alternatives and return Fisher to an acceptable level of profitability.

Without change to the current Board, we also fear that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the Company’s current Board.  We strongly believe that the best means available to maximize stockholder value is by conducting a strategic review process aimed at selling the Company to the highest bidder.   If elected to the Board, our director nominees, subject to their fiduciary duties as directors, are committed to an appropriate and robust process of exploring strategic alternatives aimed at maximizing the value of the Company’s assets.

Specifically, our concerns at Fisher include the following:

•	Fisher’s poor operational and stock performance;
•	Fisher’s lack of scale;
•	Fisher’s capital allocation decisions, including dilutive acquisitions;
•	Fisher’s failure to adequately consider acquisition offers for the Company at a premium to market;
•	Fisher’s management and Board’s interests may not be aligned with the best interests of all stockholders;
•	Fisher’s recent announcements regarding the composition of the Board appear to be reactionary and do little to address the fundamental issues at the Company; and
•	Fisher’s questionable corporate governance practices.

In our opinion, these factors have contributed to a market valuation that does not reflect the intrinsic value of the Company.

We Are Concerned with Fisher’s Poor Operating & Stock Performance

Fisher has continuously underperformed despite its ownership of valuable television broadcast assets in Seattle and Portland (top 25 DMAs), leading radio stations, and Fisher Plaza, a 300,000 square foot mixed use building in Seattle. Over five years ago a new CEO was put in place with the promise of implementing an operational turnaround.  Today, Fisher’s broadcast cash flow (“BCF”) margins continue to trail the BCF margins of its competitors.  We believe the current Board and management have been given more than sufficient time to improve the value of the operations at Fisher, including BCF margins.

We also have serious concerns with Fisher’s stock performance. We believe this poor performance is due, in large part, to stockholders’ frustration with the current direction and leadership of Fisher.  In fact, in its April 29, 2010 proxy analysis report, ISS noted that Fisher had “sustained poor total stockholder return (TSR) performance”, as determined by ISS’ standards2.  According to the ISS report, “Fisher’s one- and three-year TSRs were -21.27 percent and -26.04 percent, respectively, versus 56.64 percent and -15.78 percent for the median of the company’s four-digit GICS peer group (2540: Media), respectively, based on the December 2009 download.”

Also consider the following, which we believe to be telling of the poor stock performance and the failure of President and CEO Colleen B. Brown to achieve on her strategic plan for the Company that she implemented five years ago:

Ms. Brown, who was hired as President and CEO in October 2005, has stated that her Board-supported strategic plan was put into effect on April 1, 2006.  As of the close of business on March 31, 2006, Fisher’s stock price was $40.76 per share. Close to five years later, on December 31, 2010, the last day of trading prior to the Huntingdon proposal being made public, the Company’s stock price closed at $21.80.  While we acknowledge the impact of the financial crisis and market upheaval on stock prices of a variety of companies across many industries during the same time period, this represents an astounding 47% decline in the Company’s stock price, or a $163 million decline in market capitalization, since Ms. Brown’s strategic plan was approved.  During that same time period, the Company has spent more than $91 million on three acquisitions.

We Are Concerned with Fisher’s Lack of Scale

As a standalone entity we believe that Fisher lacks the scale necessary to optimize its asset base in the rapidly changing media industry. As such, we believe that potential acquirers will also recognize this opportunity and that a robust sales process could maximize the value of Fisher's assets.

2 ISS defines poor performance as one- and three-year TSRs in the bottom half of the company’s four-digit GICS industry group within the Russell 3000.

We Are Concerned with Fisher’s Capital Allocation Decisions, Including Dilutive Acquisitions

We share the serious concerns of other stockholders regarding the Board’s poor track record for allocating capital.  The Company’s operating performance has suffered despite the use of an excessive amount of capital for what we view as ill-advised and poorly executed acquisitions.  By way of example, we question whether the Company overpaid for the acquisition of the Bakersfield assets and whether the Company’s acquisitions of the Seattle and Portland Univision stations have created value.  In fact, we believe the market price for Fisher shares now may discount the potential for further dilutive acquisitions.

The Company has done little to assure us that it will take into account the wishes of stockholders in contemplating future material acquisitions and transactions.  At the Company’s previous two annual meetings, the Company has urged stockholders to vote against certain stockholder proposals that would require stockholder approval of certain Company acquisitions.

We Are Concerned with Fisher’s Apparent Failure to Seriously Consider Acquisition Offers for the Company

We believe the current Board has let a number of potential opportunities to maximize stockholder slip by without proper consideration.  In the past three years alone, the Board has turned down two acquisition offers at significant premiums to market without, seemingly, having as much as formed an independent special committee to evaluate such proposals.  Most recently, by way of example, the Board rebuffed a private acquisition proposal by Huntingdon just four days after it was made that valued Fisher at an 18% premium over the Company’s closing stock price on that day.  We believe this raises serious questions as to whether the Board fully and properly evaluated the proposed transaction and whether the Board’s interests as directors are aligned with the best interests of the Company’s stockholders.

While the Company has claimed that FrontFour is conflicted as a stockholder of both Huntingdon and Fisher and that FrontFour representatives currently serve as members of Huntingdon’s Board of Trustees and as President and CEO of Huntingdon, we assure you our sole interest is in pursuing a value-maximizing transaction for Fisher, whether with Huntingdon or a higher bidder, that benefits all stockholders.  To that end, we have taken the necessary steps to eliminate conflicts of interest that could arise as a result of Huntingdon’s interest in acquiring Fisher.  David Lorber is not participating in any Fisher Board deliberations and reports in connection with the Huntingdon offer, and has also recused himself from any deliberations at Huntingdon that involve Fisher.  If elected, Stephen Loukas would also recuse himself from any Board deliberations at Fisher and reports relating to the Huntingdon Offer or any competing third party offers.

To further remove any conflicts, our Nominees, if elected, would seek to have the Company conduct a robust strategic review process aimed at maximizing the value of the Company’s assets.  Our Nominees envision that such a strategic process would involve retaining a nationally-recognized investment bank to pursue any and all interest for the Company and its assets.  No Nominee has any specific plans that involve the pursuit of a value-maximizing transaction.  Other than as may occur as a result from the strategic review process, no Nominee has any specific plans or proposals with respect to pursuing a third party acquisition offer.  No Nominee has entered into discussions with any other parties regarding their possible entry into transactions involving any strategic alternatives that the Nominee envisions pursuing if elected.

Our Nominees, if elected, are committed to such a process for pursuing a value-maximizing transaction that would provide a substantial premium to stockholders and a certain means for monetizing their investment.  We believe this proposed course of action is in the best interest of all stockholders, as opposed to the uncertainty and inherent risks offered by the current Board’s strategic direction.

Our director Nominees, if elected, would seek to establish an independent committee to fairly evaluate all proposals and to rid the review process of any potential conflicts of interest. We believe the Board should give stockholders the opportunity to decide for themselves whether or not any third party proposal or offer at a reasonable premium to the current stock price is the best way to maximize stockholder value.

We Are Concerned the Interests of Management and the Board May Not Be Aligned With the Best Interests of all Stockholders

We are concerned that the interests of the Board may not be aligned with those of the stockholders.  It should be noted that as disclosed in the Company’s 2011 proxy statement, as of March 9, 2011, Fisher’s officers and directors (other than Mr. Lorber) owned outright an aggregate of 127,011 Shares (excluding options and restricted stock units), constituting approximately 1.4% of the Shares outstanding.  In light of this apparent lack of vested interest in the financial performance of the Company, we urge all stockholders to ask themselves whose interests the Board has in mind when it continues to reject the Huntingdon Offer without making any effort to negotiate or discuss the proposal.  To us, it seems that stockholder value continues to be at risk as management and the Board continue to implement their failed strategy. Stockholders should not have to bear this risk.

We Are Concerned with Fisher’s Questionable Corporate Governance Practices

In our view, the apparent failure of the Board to hold management accountable is partially due to the Company’s sub-standard corporate governance practices that inhibit directors’ accountability to stockholders.  Namely, we are concerned that the Company maintains a classified board structure and super-majority vote requirements to amend certain of the Articles of Incorporation and Bylaws, and has also taken certain actions that have made it increasingly more difficult for stockholders to hold the Board accountable.

Specifically, we note that the Company’s Bylaws that went into effect on July 28, 2005 provided that special meetings could be called by a stockholder or stockholders holding in the aggregate at least twenty percent (20%) of the voting power of all stockholders.  Then, in the Amended and Restated Bylaws dated April 26, 2007, the Company increased the threshold for stockholders to call a special meeting to twenty-five percent (25%) of the voting power of all stockholders.  We question why the Board would take such a stockholder-unfriendly action, which is even more significant since stockholders cannot take action by written consent under applicable Washington state law witout unanimous consent.  Notably, the Amended and Restated Bylaws increased the threshold for stockholders to amend the Bylaws to a super-majority sixty-six and two-thirds percent (66 2/3%) vote requirement.  So, while the Board is able to act unilaterally to increase the threshold for stockholders to call a special meeting, it would take an unduly burdensome super-majority of the stockholders to vote to amend the same provision of the Bylaws.

Also, as previously noted, FrontFour submitted a Declassification Proposal for consideration by stockholders at the 2009 Annual Meeting.  While stockholders approved the Declassification Proposal, the Board ultimately decided not to enact the proposal.  We believe such actions by the Board and such defensive  measures,  including a classified  board, serve to entrench the Board and senior management and are not in the best interests of the Company’s stockholders.

We Are Concerned that the Company’s Recent Announcements Regarding the Composition of the Board Are Reactionary and Do Little to Address the Fundamental Issues We Have Raised

Although the Company recently announced changes to the composition of the Board, we believe their announcement was made in reaction to our nominations and that the changes do little to address the fundamental issues and serious concerns we have raised.  As we have previously stated, senior management has been working to execute on its strategic plan since April 1, 2006, and stockholders have still yet to see results.  We question whether the new “industry” Board members have the expertise and experience necessary to create value at Fisher.  We also question whether the Company conducted a full search for truly independent directors.

We firmly believe that this Board needs directors who have broader business experience and expertise in order to enhance and unlock value for stockholders.  We note that the Board in its current, proposed composition would not have a single director with relevant real estate experience. We believe the election of our slate of leading executives, who are truly independent of management and the other members of the Board and who have a strong track record of creating value in their respective professions, would address these needs.  Our Nominees are committed to maximizing stockholder value and, if elected, will work together with the remaining members of the Board to address the issues we have raised.

We Believe the Election of Our Nominees Represents the Best Opportunity for Stockholder Value to be Maximized

FrontFour has nominated the following four highly qualified candidates: John F. Powers, Chairman for the New York Tri-State Region of CB Richard Ellis, Inc., an indirect wholly-owned subsidiary of CB Richard Ellis Group, Inc., the world’s largest commercial real estate services firm; Joseph J. Troy, Executive Vice President and Chief Financial Officer of Quality Distribution, Inc., a publicly traded operator of the largest dedicated bulk tank truck network in North America; Matthew Goldfarb, a Portfolio Manager at Fourth Street Holdings, L.L.C.; and Stephen Loukas, a Partner and Portfolio Manager at FrontFour.  The full bios of the director nominees are below.

The Nominees, if elected, would take any actions necessary to allow Fisher stockholders to decide for themselves whether they want to accept a third-party acquisition proposal.  A vote for the Nominees, however, is not a vote for the Huntingdon Offer and will not have any direct effect on the Huntingdon Offer or any future transaction proposed by Huntingdon.  No Nominee, if elected, has any specific plan to reintroduce the Huntingdon Offer.

Due to Mr. Loukas’ affiliation with Huntingdon, he may be deemed to have an interest in any transaction between the Company and Huntingdon and accordingly, if elected, Mr. Loukas would abstain from any vote of the Board to approve such transaction.  Your vote to elect the Nominees will have the legal effect of replacing four incumbent directors with our Nominees.  There can be no assurance that stockholder value will be maximized as a result of this solicitation or the election of the Nominees.

In the event that the Board attempts to use new bylaws or amends its existing bylaws to prevent the stockholders, including Huntingdon, from accomplishing the objectives described in this Proxy Statement, the Nominees, if elected, intend to repeal any such new or amended bylaws.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The FrontFour Group is seeking your support at the Annual Meeting to elect the Nominees.  The Board is currently composed of nine (9) directors, with the terms of four directors expiring at the Annual Meeting.  The FrontFour Group believes that four (4) directors are up for election at the Annual Meeting.  For the reasons stated above, we are seeking your support at the Annual Meeting to elect the Nominees in opposition to Fisher’s director nominees.  Your vote to elect the Nominees will have the legal effect of replacing four (4) incumbent directors of Fisher with the Nominees.

THE NOMINEES

The FrontFour Group has nominated four (4) highly qualified nominees, each of whom, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the Board.  The Nominees are independent of the Company in accordance with Securities and Exchange Commission (“SEC”) and NASDAQ Marketplace rules on board independence and would seek to maximize value for all stockholders.  If elected, and subject to their fiduciary duties as directors, the Nominees would have the ability to work with the other members of the Board to take those steps that they deem are necessary or advisable to unlock the Company’s intrinsic value.

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, employments and directorships for the past five years of each of the Nominees.  This information has been furnished to the FrontFour Group by the Nominees.  The Nominees are citizens of the United States of America.  The Nominees have been nominated by FrontFour in accordance with the Company’s advance notice bylaw provision.

John F. Powers (age 64) has been the Chairman for the New York Tri-State Region of CB Richard Ellis, Inc., an indirect wholly-owned subsidiary of CB Richard Ellis Group, Inc., the world’s largest commercial real estate services firm, since July 2003.  Prior to the merger of CB Richard Ellis Services, Inc. with Insignia Financial Group, Inc. (“Insignia/ESG”) in July 2003, Mr. Powers spent 14 years with Insignia/ESG, rising to the rank of Vice Chairman. Starting in the late 1980’s, he managed the Consulting Division of Insignia/ESG.  During his career, Mr. Powers has represented such household corporate names as AT&T, United Technologies, Hewlett Packard, First Union Bank, McGraw-Hill, Ziff-Davis, Skadden Arps, PNC Bank, Chase Manhattan Bank, Arthur Andersen, Barclay’s Bank, AIG and Mellon Financial and many others for both advisory projects and real estate transactions, all between 100,000 and 1 million sq. ft.  Mr. Powers led the team that advised Boston Properties on their Times Square development sites, which resulted in Ernst & Young leasing an entire building, over 1 million sq. ft. for 20 years. Mr. Powers completed the leasing of Times Square Tower, a 1.2 million sq. ft. development, and is currently working with Boston Properties on the leasing of 599 Lexington, 399 Lexington Avenue, the GM Building and a new million-square-foot development at 250 West 55th Street. Mr. Powers earned a BA in mathematics, MA in economics, MBA in finance and Certificate in Graduate Studies (ABD) from the University of Geneva, Switzerland.  Mr. Powers is a frequent speaker on commercial real estate in New York, valued for his insight linking economic trends and conditions to their eventual impact on the office market.  FrontFour believes that Mr. Powers’s more than thirty-years of management experience, including as chairman and vice chairman of various companies, will enable him to assist in the effective management and oversight of the Company.  Mr. Powers’s principal address is c/o CB Richard Ellis, 200 Park Avenue, New York, New York 10166.  As of the date hereof, Mr. Powers does not directly own any securities of Fisher nor has he made any direct purchases or sales of any securities of Fisher during the past two years.

Joseph J. Troy (age 47) has been Executive Vice President and Chief Financial Officer of Quality Distribution, Inc. (NasdaqGM:QLTY ), a publicly traded operator of the largest dedicated bulk tank truck network in North America, since August 2010.  Prior to joining Quality Distribution, Inc., Mr. Troy was the Chief Financial Officer of GuardianLion Wireless, LLC (“GuardianLion”), a privately held developer of unique personal locator devices, from August 2010 until January 2009.  Mr. Troy continues to serve as Chairman of GuardianLion.  From November 2000 until December 2008, and from March 1998 to February 2000, Mr. Troy held various senior leadership positions with Walter Industries, Inc. (predecessor to Walter Energy), including Executive Vice President, Chief Financial Officer, Senior Vice President - Financial Services, President of Walter Mortgage Company and Senior Vice President and Treasurer.  Prior to that, Mr. Troy held various banking positions with NationsBank and its predecessor institutions. Mr. Troy previously served on the board of directors of Cellu Tissue Holdings, Inc., a producer and seller of tissue papers in the United States, and currently serves on various charitable boards including the boards of A Kids Place of Tampa, Inc. and Kids Charity of Tampa Bay, Inc.  FrontFour believes that Mr. Troy’s experience serving on the board of directors and as a senior executive officer of public and private companies, including as executive vice president, chief financial officer, senior vice president and president, will enable him to provide unique insight to the challenges and issues facing the Company and make him well qualified to sit on the Board.  Mr. Troy’s principal address is 4925 Andros Drive, Tampa, Florida 33629.  As of the date hereof, Mr. Troy does not directly own any securities of Fisher nor has he made any direct purchases or sales of any securities of Fisher during the past two years.

Matthew Goldfarb (age 39) has served as Portfolio Manager of Fourth Street Holdings, L.L.C., a private investment firm, since June 2010.  From January 2009 until January 2010, Mr. Goldfarb managed leveraged loan trading businesses at Pali Capital, Inc., a boutique investment banking firm that offers financial advisory and brokerage services, and Tradition North America, Inc., a leading inter-dealer broker of money market instruments.  Previously, Mr. Goldfarb was a Director and Senior Investment Analyst of Blackstone Group/GSO Capital Partners from January 2007 until December 2008 and a Director and Senior Investment Analyst at Pirate Capital LLC, an event-driven hedge fund, from January 2005 until September 2006.  Prior to that, Mr. Goldfarb was with Icahn Associates Corp. (“Icahn”) for approximately five years and prior to joining Icahn, was an associate with the law firm of Schulte Roth & Zabel LLP.  Mr. Goldfarb currently serves as lead independent director of Xinergy Ltd., a producer of thermal coal with operations in Central Appalachia, and previously served on the boards of directors of CKE Restaurants, Inc., a casual dining restaurant franchise, from May 2006 until July 2010 and James River Coal Company (NasdaqGS: JRCC), a regional coal mining and processing business, from June 2006 until November 2006.  FrontFour believes that Mr. Goldfarb’s depth of experience in various senior executive roles and as a director of public and private companies and his investment and financial expertise will enable him to assist in the effective management and oversight of the Company.  Mr. Goldfarb’s principal address is 4 Little Lane, Westport, CT 06880.  As of the date hereof, Mr. Goldfarb does not directly own any securities of Fisher nor has he made any direct purchases or sales of any securities of Fisher during the past two years.

Stephen Loukas (age 33) is a Partner and Portfolio Manager of FrontFour Capital.  Prior to joining FrontFour Capital, Mr. Loukas was a Director at Credit Suisse Securities, where he was a Portfolio Manager and Head of Investment Research within the Multi-Product Event Proprietary Trading Group from May 2006 until February 2009.  From January 2005 until March 2006, Mr. Loukas was a senior investment analyst at Pirate Capital, LLC, an event-driven hedge fund.  Prior to that, Mr. Loukas spent 5 years in the Corporate Finance & Distribution Group of Scotia Capital, where he focused on the structuring and syndication of leveraged loans and high yield debt across all industries for corporate and leverage-buyout borrowers.  Mr. Loukas started his career at Zolfo Cooper, a financial restructuring firm, where he assisted corporate clients in the development and implementation of operational and financial restructuring plans.  FrontFour believes that Mr. Loukas’s proven record of success in the senior management of companies, as evidenced by his service as Partner, Portfolio Manager, Director and Head of Research for established and profitable companies, including FrontFour Capital, which generated net returns of over 32% for its investors in 2010, and his proficiency in finance and investment well qualifies him to serve on Fisher’s Board.  Mr. Loukas’s principal address is c/o FrontFour Capital Group, LLC, Two Stamford Landing, 68 Southfield Avenue, Suite 290, Stamford, CT 06902.  As of the date hereof, Mr. Loukas does not directly own any securities of Fisher nor has he made any direct purchases or sales of any securities of Fisher during the past two years.  Mr. Loukas, as a Partner and Portfolio Manager of FrontFour Capital, may be deemed to beneficially own the 179,021 Shares of Fisher beneficially owned by FrontFour Capital.  Mr. Loukas disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.  FrontFour Capital has not made any direct purchases or sales of any securities of Fisher during the past two years.  For information regarding purchases and sales during the past two years by affiliates of FrontFour Capital in securities of Fisher, please see Schedule I.

Each of the Nominees is independent of the Company in accordance with SEC and NASDAQ Marketplace rules on board independence.

FrontFour and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify each of Messrs. Goldfarb, Powers and Troy against claims arising from the solicitation of proxies from Fisher stockholders in connection with the Annual Meeting and any related transactions.

The Nominees will not receive any compensation from FrontFour for their services as directors of Fisher. Other than as stated herein, there are no arrangements or understandings between FrontFour and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of Fisher if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to Fisher or any of its subsidiaries or has a material interest adverse to Fisher or any of its subsidiaries in any material pending legal proceedings.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the Shares represented by the enclosed GREEN proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws of the Company (the “Bylaws”) and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, Shares represented by the enclosed GREEN proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of FrontFour that any attempt by the Company to increase the size of the Board or to reconstitute or reconfigure the classes on which the current directors serve would constitute an unlawful manipulation of the Company’s corporate machinery.

If the FrontFour Group is successful in the election of its Nominees to the Board, then a change in control of the Board may be deemed to have occurred under Fisher’s change of control agreements with its named executives and its 2008 Equity Plan.

According to the Company’s proxy statement for the 2011 annual meeting, Fisher is a party to certain “double-trigger” change of control agreements with each of its named executives, which entitle such named executives to certain payments in the event that there is a change of control of the Company followed by a termination of the named executive’s employment under certain circumstances.  Our Nominees, if elected, intend to review the performance of certain members of senior management.  We do not, however, anticipate that any of the Company’s named executive officers will be terminated immediately following FrontFour’s successful election of its Nominees to the Board.

The Company also discloses in its proxy statement that stock options and restricted stock units granted under the 2008 Equity Plan will accelerate and become fully vested immediately prior to a change of control of the Company, unless the awards are converted, assumed or replaced by any successor company in such transaction, or unless the Compensation Committee of the Company determines otherwise at the time of such transaction.  The FrontFour Group will seek to mitigate any potential negative financial effects resulting from a change in control under the 2008 Equity Plan, including by seeking to effect appropriate action of the Compensation Committee.

The FrontFour Group does not believe that its proxy solicitation, if successful, will trigger any additional change in control provisions in any other of the Company’s material contracts, plans or agreements.

The FrontFour Group is permitted to nominate the Nominees pursuant to Section 3.3 of the Company’s Bylaws.  Such nominations were made in a timely manner and in compliance with the provisions of the Company’s governing instruments.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GREEN PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2011 and is proposing that stockholders ratify such selection.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2011.

PROPOSAL NO. 3

THE COMPANY’S SAY ON PAY PROPOSAL

As discussed in further detail in the Company’s proxy statement, stockholders have the opportunity to vote, on an advisory basis, on the compensation of the Company’s named executive officers.  This is often referred to as a “say on pay,” and provides stockholders with the ability to cast a vote with respect to the Company’s 2010 executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE SAY ON PAY PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

PROPOSAL NO. 4

THE COMPANY’S SAY WHEN ON PAY PROPOSAL

As discussed in further detail in the Company’s proxy statement, the Dodd-Frank Act provides stockholders with the opportunity to indicate, on an advisory basis, their preference as to the frequency of future “say on pay” votes, often referred to as a “say when on pay.”  For this proposal, stockholders can indicate whether they would prefer that the Company hold future advisory votes on executive compensation every one, two or three years.

As required by the Dodd-Frank Act, this vote does not overrule any decisions by the Board, will not create or imply any change to or any additional fiduciary duties of the Board and will not restrict or limit the ability of stockholders generally to make proposals for inclusion in the Company’s proxy materials related to executive compensation.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE SAY WHEN ON PAY PROPOSAL AND INTEND TO VOTE OUR SHARES FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION TO BE HELD EVERY “ONE” YEAR.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, we believe that the only outstanding classes of securities of Fisher entitled to vote at the Annual Meeting are the Shares.

Stockholders have the right to cumulate their votes in the election of directors.  Cumulative voting means that each stockholder may cumulate his, her or its voting power for the election by distributing a number of votes, determined by multiplying the number of directors to be elected at the Annual Meeting times the number of the stockholder’s Shares.  The stockholder may distribute all of the votes to one individual director nominee, or distribute his, her or its votes among two or more director nominees, as the stockholder chooses.  Unless otherwise instructed, Shares represented by properly executed GREEN proxy cards will be voted cumulatively at the Annual Meeting in favor of one or more of our Nominees, at our sole discretion, in order to elect as many of our Nominees as possible.  The proxy holders intend to cumulate such Shares such that if all four FrontFour Nominees are elected, then Mr. Loukas will be elected as the Class I director.  The proxy holders will not cumulate or cast your votes for any nominee from whom you have withheld authority to vote.  A properly executed proxy marked “WITHHOLD” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Shares represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the ratification of the Board’s appointment of PricewaterhouseCoopers LLP as Fisher’s independent registered public accounting firm for 2011, ABSTAIN on the Say on Pay Proposal (which will have no effect on the outcome of the vote on this proposal), for future advisory votes on executive compensation to be held every ONE year with respect to the Say When on Pay Proposal and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

You are being asked to elect the Nominees. The enclosed GREEN proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees.  Accordingly, you will not have the opportunity to vote for any of the Company’s nominees.  You can only vote for the Company’s nominees by signing and returning a proxy card provided by Fisher.  Stockholders should refer to the Fisher proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the Nominees.

QUORUM

The presence at the Annual Meeting, in person or by proxy, of the holders of at least a majority of the Company’s shares of common stock outstanding on the Record Date is required to constitute a quorum for the transaction of business at the Annual Meeting.

VOTES REQUIRED FOR APPROVAL

Election of Directors.  Only four directors may be elected at the Annual Meeting. The directors elected will be the four nominees that receive the highest number of “FOR” votes cast at the Annual Meeting by stockholders present, in person or by proxy, and entitled to vote. Three of the elected nominees will serve for a three-year term as Class III directors, and one will serve for a one-year term as a Class I director.

If a stockholder wishes to cumulate his or her votes, he or she should multiply the number of votes he or she is entitled to cast by four (the number of directors to be elected) to derive a cumulative total and then write the number of votes for each director next to each director’s name on the proxy card. The total votes cast in this manner may not exceed the cumulative total.

If a stockholder does not wish to cumulate votes for directors, he or she should indicate a vote “FOR” the nominees or a “WITHHOLD” vote with respect to the nominees, as provided on the proxy card. A properly executed proxy marked “WITHHOLD” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of the Independent Registered Public Accounting Firm.  The proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2011 will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Each outstanding share will be entitled to one vote. Abstentions and broker non-votes will have no effect on this matter because they will not represent votes cast for the purpose of voting on this proposal.

Approval of the advisory resolution on the Company’s executive compensation and the proposed frequency of future advisory votes on the Company’s executive compensation. The approval of the advisory resolution on the Company’s executive compensation requires the affirmative vote of a majority of the votes cast on the matter, in person or by proxy, at the Annual Meeting. Each outstanding share will be entitled to one vote. Abstentions and broker non-votes are not counted for this advisory vote and, therefore, will have no effect on the outcome of this item. The results of this vote are not binding on the Board of Directors.

The advisory vote on the frequency of future advisory votes on the Company’s executive compensation will be determined based on a plurality of the votes cast. This means that the option that receives the most votes will be recommended by the stockholders to the Board. Abstentions and broker non-votes are not counted for this advisory vote and, therefore, will have no effect on the outcome of this item. The results of this vote are not binding on the Board of Directors.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

ABSTENTIONS AND BROKER NON-VOTES

Abstentions and broker “non-votes” will count as votes present for the purpose of determining whether a quorum is present.  Abstentions and broker “non-votes” will not be counted as votes cast in the election of directors, which requires the affirmative vote of a plurality of the votes cast or shares voting on the matter.  Similarly, abstentions and broker non-votes will have no effect on the voting (i) to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2011, (ii) to approve the advisory resolution on the Company’s executive compensation, and (iii) to approve the proposed frequency of future advisory votes on the Company’s executive compensation, each of which requires the affirmative vote of a majority of the votes cast or shares voting on the matter, but not less than the affirmative vote of 4,395,593.

REVOCATION OF PROXIES

Stockholders of Fisher may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to FrontFour in care of D.F. King & Co., Inc. at the address set forth on the back cover of this Proxy Statement or to Fisher at 140 Fourth Avenue, N., Suite 500, Seattle, Washington 98109, or any other address provided by Fisher.  Although a revocation is effective if delivered to Fisher, FrontFour requests that either the original or photostatic copies of all revocations be mailed to FrontFour in care of D.F. King & Co., Inc. at the address set forth on the back cover of this Proxy Statement so that FrontFour will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, D.F. King & Co., Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, FOR THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2011 AND ON THE ADVISORY EXECUTIVE COMPENSATION PROPOSALS, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by FrontFour.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

FrontFour has entered into an agreement with D.F. King & Co., Inc. for solicitation and advisory services in connection with this solicitation, for which D.F. King & Co., Inc. will receive a fee not to exceed $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. D.F. King & Co., Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  FrontFour has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  FrontFour will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that D.F. King & Co., Inc. will employ approximately 25 persons to solicit Fisher’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by FrontFour.  Costs of this solicitation of proxies are currently estimated to be approximately $200,000.  FrontFour estimates that through the date hereof, its expenses in connection with this solicitation are approximately $125,000.  FrontFour intends to seek reimbursement from the Company of all expenses it incurs in connection with the solicitation of proxies for the election of the Nominee to the Board at the Annual Meeting.  FrontFour does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

OTHER PARTICIPANT INFORMATION

The participants in this proxy solicitation are FrontFour, Event Driven Portfolio, FrontFour Capital, David Lorber and the Nominees.  FrontFour Capital is the investment adviser of FrontFour and the investment sub-adviser of Event Driven Portfolio.  David Lorber is the managing member of FrontFour Capital.  The principal business address of each of FrontFour, Event Driven Portfolio, FrontFour Capital and Mr. Lorber is Two Stamford Landing, 68 Southfield Ave., Suite 290, Stamford, Connecticut 06902.  As of the date hereof, FrontFour beneficially owns 135,642 Shares and Event Driven Portfolio beneficially owns 43,379 Shares.  By virtue of the relationships described above, each of FrontFour Capital and Mr. Lorber may be deemed to beneficially own the 179,021 Shares owned in the aggregate by FrontFour and the Event Driven Portfolio.  For information regarding purchases and sales of securities of Fisher during the past two years by the members of the FrontFour Group, see Schedule I.  Mr. Lorber is the beneficial owner of an additional 1,884 Shares that have been granted in connection with his service as a director of the Company.

As of the date hereof, none of the Nominees directly owns any Shares.  Mr. Loukas, as a Partner and Portfolio Manager of FrontFour Capital, may be deemed to beneficially own the 179,021 Shares of Fisher beneficially owned by FrontFour Capital.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Fisher; (iii) no participant in this solicitation owns any securities of Fisher which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Fisher during the past two years; (v) no part of the purchase price or market value of the securities of Fisher owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Fisher, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Fisher; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Fisher; (ix) no participant in this solicitation or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of Fisher’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Fisher or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his associates has any arrangement or understanding with any person with respect to any future employment by Fisher or its affiliates, or with respect to any future transactions to which Fisher or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2011 Annual Meeting, (xii) no participant in this solicitation holds any positions or offices with Fisher; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by Fisher to become a director or executive officer and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of Fisher.  There are no material proceedings to which any participant in this solicitation or any of his associates is a party adverse to Fisher or any of its subsidiaries or has a material interest adverse to Fisher or any of its subsidiaries.  With respect to each of the participant in this solicitations, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

By virtue of FrontFour’s beneficial ownership of 10% or more of Huntingdon’s outstanding shares, Huntingdon may be deemed an “associate” of FrontFour solely in connection with FrontFour’s proxy solicitation.  As of the date hereof, Huntingdon owns 123,410 shares, or approximately 1.4% of the shares outstanding, of Fisher.  Huntingdon’s address is 2000 - 5000 Miller Road Richmond, BC.

OTHER MATTERS AND ADDITIONAL INFORMATION

OTHER MATTERS

Other than those discussed above, FrontFour is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which FrontFour is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

According to the Company’s Proxy Statement, proposals of stockholders that are intended to be presented at the 2012 annual meeting of stockholders of the Company (the “2012 Annual Meeting”) must be received by Fisher no later than December 8, 2011 in order to be included in the Company’s proxy statement and form of proxy relating to the 2012 Annual Meeting. A stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company’s outstanding common stock for at least one year by the date of submission of the proposal, and the stockholder must continue to own such stock through the date of the meeting.

In addition, stockholders that intend to present a proposal, including director nominations, at the 2012 Annual Meeting that will not be included in the Company’s proxy statement and form of proxy must give timely written notice of the proposal to the Company in accordance with the requirements of our Bylaws. Such notice must be received by the Company’s Secretary not earlier than January 12, 2012 and not later than February 11, 2012.

INCORPORATION BY REFERENCE

FRONTFOUR HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON FISHER’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY FRONTFOUR HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY OR ON OUR BEHALF, OR FOR ANY FAILURE BY FISHER TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF FISHER.

The information concerning Fisher contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

FRONTFOUR MASTER FUND, LTD.

______________, 2011

SCHEDULE I

TRANSACTIONS IN SECURITIES OF FISHER
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

FRONTFOUR MASTER FUND, LTD.

348	01/09/09
60	01/13/09
60	01/14/09
(120)	01/26/09
180	02/02/09
(120)	02/11/09
(60)	02/13/09
60	02/17/09
420	02/19/09
60	02/20/09
180	02/23/09
(240)	02/24/09
180	02/25/09
420	02/26/09
180	02/27/09
240	03/02/09
180	03/03/09
120	03/04/09
720	03/05/09
8	03/06/09
(120)	03/09/09
(154)	03/10/09
1,020	03/12/09
(60)	03/16/09
(60)	03/17/09
180	03/27/09
120	04/01/09
60	04/06/09
(120)	04/15/09
8,480	05/04/10
10,192	05/05/10
8,939	05/06/10
10,574	05/07/10
1,727	05/11/10
3,000	05/12/10

8,657	05/27/10
600	05/28/10
7,500	05/28/10
4,500	06/01/10
38	06/02/10
305	06/03/10
960	06/10/10
7,500	08/11/10
2,250	08/12/10
5,250	08/13/10
3,750	08/19/10
2,550	08/20/10
3,000	08/23/10
3,000	08/24/10
1,319	08/27/10
200	09/01/10
100	09/08/10
5,152	09/08/10
6,496	09/09/10
13,500	09/10/10
5,780	09/15/10
348

EVENT DRIVEN PORTFOLIO

232	01/09/09
40	01/13/09
40	01/14/09
(80)	01/26/09
120	02/02/09
(80)	02/11/09
(40)	02/13/09
40	02/17/09
280	02/19/09
40	02/20/09
120	02/23/09
(160)	02/24/09
120	02/25/09
280	02/26/09
120	02/27/09
160	03/02/09
120	03/03/09
80	03/04/09
480	03/05/09
6	03/06/09

(80)	03/09/09
(103)	03/10/09
680	03/12/09
(40)	03/16/09
(40)	03/17/09
120	03/27/09
80	04/01/09
40	04/06/09
(80)	04/15/09
2,120	05/04/10
3,397	05/05/10
3,524	05/07/10
575	05/11/10
1,000	05/12/10
2,886	05/27/10
200	05/28/10
2,500	05/28/10
1,500	06/01/10
240	06/10/10
2,500	08/11/10
750	08/12/10
1,750	08/13/10
1,250	08/19/10
850	08/20/10
1,000	08/23/10
1,717	09/08/10
2,165	09/09/10
4,500	09/10/10
1,926	09/15/10

DAVID LORBER

281*	01/03/11
172*	12/31/10
215*	09/30/10
222*	06/30/10
265*	03/31/10
230*	12/31/09
206*	09/30/09
293*	06/30/09

* Shares issued for board retainer and meeting fees in connection with Mr. Lorber’s service on the Board of Directors of Fisher Communications, Inc.

SCHEDULE II

The following table is reprinted from the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 18, 2011, as amended on March 30, 2011 and April 5, 2011

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information as of March 9, 2011, the record date for the Annual Meeting (or such earlier date as indicated in the tables’ footnotes), with respect to the shares of Company common stock beneficially owned by (i) our current directors of the Company and director nominees (ii) the current or former executive officers of the Company named in the Summary Compensation Table (“named executive officers”), and (iii) each person known by the Company to own beneficially more than 5% of Company common stock. The number of shares beneficially owned by each shareholder is determined according to rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares. Except as noted below, each holder has sole voting and investment power with respect to shares of Company common stock listed as owned by such person or entity.

Directors and Nominees

Name	Shares of Common Stock Beneficially Owned		Percentage of Common Stock (%)(1)
Paul A. Bible	1,921	(2)	*
Colleen B. Brown	138,340	(3)	1.57
Anthony B. Cassara	—		*
Donald G. Graham, III	32,428	(4)	*
Richard L. Hawley	1,373	(5)	*
David A. Lorber	180,905	(6)	2.06
Brian P. McAndrews	7,428	(7)	*
Roger L. Ogden	—		*
George F. Warren, Jr.	27,451	(8)	*
William W. Warren, Jr.	18,618	(9)	*
Michael D. Wortsman	6,941	(10)	*
______________
*	Less than 1%
(1)	Based on 8,791,184 shares of Company common stock outstanding on March 9, 2011.
(2)	Shares are owned by The Bible Family Trust, of which Mr. Bible and his spouse are co-trustees. Share amount includes 281 restricted stock units.
(3)	Share amount includes 60,866 restricted stock units and options to purchase 59,200 shares of our common stock that are exercisable within 60 days of March 9, 2011.
(4)	Share amount includes 281 restricted stock units.
(5)	Mr. Hawley shares voting and investment power with respect to these shares with his wife. Share amount includes 281 restricted stock units.
(6)
In accordance with SEC rules, Mr. Lorber disclaims beneficial ownership of 179,021 of these shares, which he holds as Portfolio Manager of FrontFour Capital Group LLC. These shares are directly held by FrontFour Master Fund, Ltd. and Distressed Securities & Special Situations-1, a series of underlying funds and trusts which are advised and sub-advised by FrontFour Capital Group LLC. Share amount includes 281 restricted stock units.

(7)	Share amount includes 281 restricted stock units.
(8)	Mr. G. Warren, Jr. shares voting and investment power with respect to 10,816 shares with his wife. Share amount includes 281 restricted stock units.
(9)	Mr. W. Warren, Jr. shares voting and investment power for these shares with his wife. Share amount includes 281 restricted stock units.
(10)	Mr. Wortsman is the trustee of The Wortsman Trust which holds these shares. Share amount includes 281 restricted stock units.

Named Executive Officers (excluding named executive officers who are also directors) and Executive Officers, Directors and Nominees as a Group

Name	Shares of Common Stock Beneficially Owned		Percentage of Common Stock(1)
Robert I. Dunlop	66,586	(2)	*
Christopher J. Bellavia	18,464	(3)	*
Hassan N. Natha	10,596	(4)	*
Joseph L. Lovejoy	4,120		*
All Executive Officers, Directors and Nominees as a Group (15 persons)(5)	514,436		5.85%
______________

*	Less than 1%
(1)	Based on 8,791,184 shares of Company common stock outstanding on March 9, 2011.
(2)	Share amount includes options to purchase 31,587 shares of our common stock which are exercisable within 60 days of March 9, 2011 and 27,498 restricted stock rights and units.
(3)	Share amount includes options to purchase 2,226 shares of our common stock which are exercisable within 60 days of March 9, 2011 and 13,967 restricted stock units.
(4)	Share amount includes options to purchase 1,626 shares of our common stock which are exercisable within 60 days of March 9, 2011 and 7,282 restricted stock units.
(5)	Share amount includes options to purchase 94,639 shares of our common stock which are exercisable within 60 days of March 9, 2011 and 112,162 restricted stock units.

Beneficial Owners of 5% or More of the Company’s Common Stock

Name and Address	Shares of Common Stock Beneficially Owned		Percentage of Outstanding Common Stock(1)
GAMCO Asset Management Inc., et. al One Corporate Center Rye, NY 10580	2,443,254	(2)	27.79
TowerView LLC 500 Park Avenue New York, NY 10022	856,000	(3)	9.74
George D. Fisher 22519 Marine View Drive Des Moines, WA 98198	445,882	(4)	5.07%

(1)	Based on 8,791,184 shares of Company common stock outstanding on March 9, 2011.
(2)
This information and the information in this footnote is based solely on Amendment No. 39 to Schedule 13D/A filed with the SEC on January 28, 2011 (“Amendment No. 39”) by Mario Gabelli and various entities which he directly or indirectly controls or for which he acts as chief investment officer, including GGCP, Inc., GAMCO Investors, Inc., Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“Gabelli Securities”), Gabelli & Company, Inc., MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”) and MJG-IV Limited Partnership,. These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts. Of the shares reported above (i) GAMCO has sole voting power over 1,639,642 shares and sole dispositive power over 1,799,554 shares, (ii) Gabelli Funds has sole voting and dispositive power over 470,000 shares, (iii) Teton Advisors has sole voting and dispositive power over 147,300 shares, (iv) Foundation has sole voting and dispositive power over 10,000 shares, (v) MJG Associates has sole voting and dispositive power over 3,600 shares, and (vi) Gabelli Securities has sole voting and dispositive power over 12,800 shares. Other information on the beneficial ownership of these shares and voting and investment power can be found in Amendment No. 39. The address for MJG Associates is 140 Greenwich Avenue, Greenwich, CT 06830. The address for the Foundation is 165 West Liberty Street, Reno, Nevada 89501.

(3)	This information is based solely on Amendment No. 3 to Schedule 13G/A filed by TowerView LLC with the SEC on February 4, 2011.
(4)
This information and the information in this footnote is based solely on Amendment No. 7 to Schedule 13G/A filed with the SEC on February 2, 2010. Mr. George D. Fisher has sole voting and dispositive power over 6,728 shares. Mr. Fisher shares voting and dispositive power as to 353,504 shares held by the D. R. Fisher Trust UW of D.R. Fisher (the “Trust”), for which he serves as one of three trustees. Mr. Fisher expressly disclaims beneficial ownership of the shares owned by the Trust, except for his proportionate pecuniary interest in such securities. Mr. Fisher also shares dispositive power over 85,650 shares held by Allie Fisher, Mr. Fisher’s mother.

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give FrontFour your proxy FOR the election of FrontFour’s Nominees by taking three steps:

●	SIGNING the enclosed GREEN proxy card,

●	DATING the enclosed GREEN proxy card, and

●	MAILING the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GREEN voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King & Co., Inc. at the address set forth below.

D.F. King & Co., Inc.
48 Wall Street
New York, NY  10005

Banks & Brokerage firms please call:  212-269-5550
Stockholders call toll-free:  800-659-6590

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED APRIL 8, 2011

GREEN PROXY CARD

FISHER COMMUNICATIONS, INC.

2011 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF FRONTFOUR MASTER FUND, LTD.,
EVENT DRIVEN PORTFOLIO, FRONTFOUR CAPITAL GROUP, LLC, DAVID A. LORBER,
MATTHEW GOLDFARB, STEPHEN LOUKAS, JOHN F. POWERS AND JOSEPH J. TROY

THE BOARD OF DIRECTORS OF FISHER COMMUNICATIONS, INC.

IS NOT SOLICITING THIS PROXY

P       R            O            X            Y

The undersigned appoints _________ and _________, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Fisher Communications, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2011 Annual Meeting of Stockholders of the Company scheduled to be held at Fisher Plaza, 140 4th Avenue North, 5th Floor Studios, Seattle, Washington 98109, at 10:00 a.m., Pacific Time, on Wednesday, May 11, 2011, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to FrontFour Master Fund, Ltd. (“FrontFour”) a reasonable time before this solicitation.  Stockholders have the right to vote cumulatively in Proposal No. 1 and, unless otherwise instructed, the shares represented by this Proxy will be voted cumulatively in favor of one or more of the nominees, at FrontFour’s sole discretion, in order to elect as many of the nominees as possible.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2, “ABSTAIN” ON PROPOSAL 3 (WHICH WILL HAVE NO EFFECT ON THE OUTCOME OF THE VOTE ON THIS PROPOSAL) AND EVERY “1 YR” FOR PROPOSAL 4.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GREEN PROXY CARD

FRONTFOUR RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

[X] Please mark vote as in this example

1.	APPROVAL OF FRONTFOUR’S PROPOSAL TO ELECT DIRECTORS:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Matthew Goldfarb Stephen Loukas John F. Powers Joseph J. Troy	[ ]	[ ]	[ ] ________________ ________________ ________________

Unless you specify different directions with respect to cumulative voting, this Proxy authorizes the proxy holders to cumulate votes that the undersigned is entitled to cast at the Annual Meeting.  Accordingly, unless otherwise instructed in accordance with the foregoing, the shares represented by this Proxy will be voted cumulatively in favor of one or more of the nominees listed above, at FrontFour’s sole discretion, in order to elect as many of the nominees listed above as possible.  The shares represented by this Proxy will not be cumulated with respect to any nominee for whom the authority to vote has been withheld.

2.	APPROVAL OF THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2011:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3.	THE COMPANY’S ADVISORY VOTE ON EXECUTIVE COMPENSATION, OFTEN REFERRED TO AS “SAY ON PAY”:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

4.	THE COMPANY’S ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON COMPENSATION, OFTEN REFERRED TO AS A “SAY WHEN ON PAY”:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH SIGN.  EXECUTORS,  ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.